UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.1)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Vimicro International Corporation

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share **

(Title of Class of Securities)

G9366M103

(CUSIP Number)

Zhonghan (John) Deng

Zhaowei (Kevin) Jin

15/F Shining Tower

No. 35 Xueyuan Road

Haidian District, Beijing 100083

People’s Republic of China

With copies to:

Steven Liu, Esq.

Jerome J. Ku, Esq.

Gunderson Dettmer Stough Villeneuve Franklin &

Hachigian, LLP

Suite 2101, Building C, Yintai Center,

#2 Jianguomenwai Ave., Chaoyang District

Beijing 100022, PRC

Facsimile: + (8610) 5680 3889

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	Not for trading, but only in connection with the listing on NASDAQ Global Market of American depositary shares, each representing four ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9366M103

1.	NAMES OF REPORTING PERSONS Zhonghan (John) Deng
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,969,560 ordinary shares(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,969,560 ordinary shares(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,969,560 ordinary shares(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14.	TYPE OF REPORTING PERSON IN

(1) This amount includes (a) 4,453,192 ordinary shares, (b) 15,000 American Depositary Shares (ADSs), representing 60,000 ordinary shares and (c) options to purchase 6,456,368 ordinary shares within 60 days of June 22, 2015.

CUSIP No. G9366M103

1.	NAMES OF REPORTING PERSONS Vimicro Beijing Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,513,192 ordinary shares(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,513,192 ordinary shares(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,513,192 ordinary shares(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1) This amount includes (a) 4,453,192 ordinary shares and (b) 15,000 ADSs, representing 60,000 ordinary shares.

CUSIP No. G9366M103

1.	NAMES OF REPORTING PERSONS Zhaowei (Kevin) Jin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,285,471 ordinary shares(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,285,471 ordinary shares(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,285,471 ordinary shares(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) This amount includes (a) 1,391,851 ordinary shares, (b) 100,000 American Depositary Shares (ADSs), representing 400,000 ordinary shares and (c) options to purchase 2,493,620 ordinary shares within 60 days of June 22, 2015.

CUSIP No. G9366M103

1.	NAMES OF REPORTING PERSONS Vimicro Shenzhen Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,791,851 ordinary shares(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,791,851 ordinary shares(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,791,851 ordinary shares(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1) This amount includes (a) 1,391,851 ordinary shares and (b) 100,000 ADSs, representing 400,000 ordinary shares.

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) is filed solely to furnish the Proposal Letter from the Buyer Group to the Company’s board of directors, dated as of June 21, 2015, which was to be furnished as Exhibit 7.02 to the Schedule 13D originally filed by Mr. Zhonghan (John) Deng (“Mr. Deng”), Mr. Zhaowei (Kevin) Jin (“Mr. Jin”), Vimicro Beijing Corporation and Vimicro Shenzhen Corporation (collectively, the “Reporting Persons”, and each a “Reporting Person”) with respect to Vimicro International Corporation (the “Company” or “Issuer”) on June 25, 2015 (the “Schedule 13D”), which Exhibit 7.02 was inadvertently omitted by the filing agent from the Schedule 13D. This Amendment does not change any of the other information contained in the Schedule 13D.

ITEM 1.	SECURITIES AND ISSUER

This Schedule 13D relates to the ordinary shares, par value US$0.0001 per share (“Ordinary Shares”) and American depositary shares (the “ADSs”), each representing four Ordinary Shares of the Issuer are listed on the NASDAQ Global Market under the symbol “VIMC.” The address of the principal executive office of the Company is 16/F Shining Tower, No. 35 Xueyuan Road, Haidian District, Beijing 100191, People’s Republic of China (the “PRC”).

ITEM 2.	IDENTITY AND BACKGROUND

(a) – (c), (f) This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D.

The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit 7.01. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Mr. Deng is chairman of the board of directors and chief executive officer of the Company. The business address of Mr. Deng is 15/F Shining Tower, No. 35 Xueyuan Road, Haidian District, Beijing 100083, PRC. Mr. Deng is a citizen of the PRC.

Mr. Jin is a director and co-chief executive officer of the Company. The business address of Mr. Jin is 15/F Shining Tower, No. 35 Xueyuan Road, Haidian District, Beijing 100083, PRC. Mr. Jin is a citizen of the PRC.

Vimicro Beijing Corporation is principally an investment holding vehicle. Vimicro Beijing Corporation is a British Virgin Islands company wholly-owned by Golden Hill Assets Limited, which is wholly-owned by Universal Finance Investment Limited, of which Mr. Deng is the sole shareholder. The business address of Vimicro Beijing Corporation is 15/F Shining Tower, No. 35 Xueyuan Road, Haidian District, Beijing 100083, PRC.

Vimicro Shenzhen Corporation is principally an investment holding vehicle. Vimicro Shenzhen Corporation is a British Virgin Islands company wholly-owned by Absolute Sino Group Limited, of which Mr. Jin is the sole shareholder. The business address of Vimicro Shenzhen Corporation is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(d) – (e) During the last five years, none of the Reporting Persons has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Buyer Group (as defined in Item 4 below) anticipates that, at the price per ADS or per Ordinary Share set forth in the Proposal (as described in Item 4 below), approximately US$415 million will be required for the Proposed Transaction.

It is anticipated that the funding for the Proposed Transaction will be provided by a combination of debt and equity financing. Equity financing will be provided by the Buyer Group in the form of cash and rollover equity in the Company.

ITEM 4.	PURPOSE OF TRANSACTION

On June 21, 2015, Mr. Deng and Mr. Jin (collectively, the “Buyer Group”) submitted a non-binding proposal (the “Proposal”) to the Company’s board of directors. In the Proposal, the Buyer Group proposed to acquire all outstanding Ordinary Shares of the Company (including Ordinary Shares represented by ADSs) not already owned by the Buyer Group at US$3.375 per Ordinary Share, or US$13.50 per ADS, in cash (the “Proposed Transaction”). The Buyer Group intends to finance the transactions contemplated under the Proposal through a combination of debt and equity capital.

The Buyer Group indicated in the Proposal that it is prepared to negotiate and finalize the terms of the Proposed Transaction in definitive transaction documents, which will provide for provisions typical for transactions of this type. The Proposal also indicates that no binding obligation on the part of the Company or the Buyer Group shall arise with respect to the Proposed Transaction unless and until definitive agreements have been executed.

If the Proposed Transaction is completed, the Company’s ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the NASDAQ Global Market.

References to the Proposal in this Schedule 13D are qualified in their entirety by reference to the Proposal, a copy of which is attached hereto as Exhibit 7.02 and incorporated herein by reference in their entirety.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b) The following disclosure assumes that there are 123,161,018 Ordinary Shares outstanding as of June 22, 2015, as provided by the Issuer.

Ordinary Shares are not listed for trading. Each Ordinary Shares is entitled to one vote on all matters subject to shareholder vote.

With respect to each of the Reporting Persons, the cover pages of this Schedule 13D are incorporated herein by reference, as if set forth in their entirety.

By virtue of their actions in respect of the Proposed Transaction as described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the Ordinary Shares beneficially owned by the members of the group as a whole; thus, the Reporting Persons may be deemed to beneficially own in the aggregate 15,255,031 Ordinary Shares (including Ordinary Shares represented by ADSs, and including stock options that vest within 60 days), which represents approximately 11.9% of the total outstanding Ordinary Shares (including Ordinary Shares represented by ADSs) and 5.1% of the voting power of the total outstanding Ordinary Shares (including Ordinary Shares represented by ADSs). Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of such shares held by each other Reporting Person.

(c) Except as set forth in Item 3 above and incorporated herein by reference, none of the Reporting Persons has effected any transactions in the Ordinary Shares or ADSs during the 60 days preceding the filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The descriptions of the principal terms of the Proposal under Item 4 are incorporated herein by reference in its entirety.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01:	Joint Filing Agreement, by and among the Reporting Persons, dated as of June 22, 2015.

Exhibit 7.02:	Proposal Letter from the Buyer Group to the Company’s board of directors, dated as of June 21, 2015.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2015

ZHONGHAN (John) DENG

By:	/s/ Zhonghan (John) Deng

Vimicro Beijing Corporation

By:	/s/ Zhonghan (John) Deng
Name:	Zhonghan (John) Deng
Title:	Director

ZHAOWEI (Kevin) JIN

By:	/s/ Zhaowei (Kevin) Jin

Vimicro Shenzhen Corporation

By:	/s/ Zhaowei (Kevin) Jin
Name:	Zhaowei (Kevin) Jin
Title:	Director

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to (i) the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Ordinary Shares (including Ordinary Shares represented by ADSs) of Vimicro International Corporation and (ii) that this Joint Filing Agreement be included as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(ii), no person shall be responsible for the completeness and accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

[Signatures Pages Follow]

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of June 22, 2015.

ZHONGHAN (John) DENG

By:	/s/ Zhonghan (John) Deng

Vimicro Beijing Corporation

By:	/s/ Zhonghan (John) Deng
Name:	Zhonghan (John) Deng
Title:	Director

ZHAOWEI (Kevin) JIN

By:	/s/ Zhaowei (Kevin) Jin

Vimicro Shenzhen Corporation

By:	/s/ Zhaowei (Kevin) Jin
Name:	Zhaowei (Kevin) Jin
Title:	Director

June 21, 2015

2015年6月21日

The Board of Directors

Vimicro International Corporation

16/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100191, People’s Republic of China

董事会

中星微电子集团

北京市海淀区学院路35号

世宁大厦16层，100191

Dear Members of Board of Directors:

尊敬的董事会成员：

We, Zhonghan (John) Deng, chairman of the board of directors (the "Board") and chief executive officer and Zhaowei (Kevin) Jin,co-chief executive officer and a member of the Board of Vimicro International Corporation (the "Company") (the "Buyer Group"),are pleased to submit this preliminary non-binding proposal to acquire all of the outstanding ordinary shares (the "Shares") of the Company not already owned by Buyer Group or their respective affiliates in a transaction (the "Acquisition") described below.

我们，中星微电子集团（“公司”）的董事会主席及首席执行官邓中翰及联合首席执行官及董事会成员金兆玮（“买方集团”），在此高兴地向董事会提交该初步的不具有法律约束力的收购尚未由买方集团或其关联方持有的公司所有发行在外的普通股（“股份”）的提案（“收购”），具体条款如下。

We believe that our proposed price provides an attractive opportunity to the Company's shareholders. This price represents a premium of 22.7% above the average closing price of the Company's ADSs over the last 90 trading days.

我们相信我们提议的价格为公司股东提供了一个有吸引力的机会。该价格代表了过去90个交易日公司ADS平均收盘价格的溢价22.7%.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below.  We are confident in our ability to consummate an Acquisition as outlined in this letter.

我们准备进行收购的条款及条件如下。我们有信心可以按照本信函所列条款完成收购。

1.	Consortium. We will form an acquisition vehicle for the purpose of implementing the Acquisition. Please also note that the Buyer Group is currently interested only in pursuing the Acquisition and is not interested in selling their shares in any other transaction involving the Company.

财团。我们将组建一个收购实体以执行该收购。请注意买方集团目前只对完成收购感兴趣而不对在公司的其它交易中出售其股份感兴趣。

2.	Purchase Price. Our proposed consideration payable for the Shares acquired in the Acquisition is US$13.5 per American Depositary Share of the Company ("ADS", each representing four Shares), or US$3.375 per Share, in cash.

购买价格。我们提议的收购股份的对价为每美国存托股票（“ADS”，每份ADS代表四股股份）13.5美元或每股3.375美元，以现金形式支付。

3.	Financing. We intend to finance the Acquisition with a combination of debt and equity capital. Equity financing will be provided by the Buyer Group in the form of cash and rollover equity in the Company. Debt financing is expected to be provided by loans from third party financial institutions. We are confident that we can timely secure adequate financing to consummate the Acquisition.

融资。我们计划以债权融资和股权融资相结合的方式进行收购的融资。股权融资将由买方集团以现金及置换公司股权的方式进行。债权融资将由第三方金融机构提供贷款。我们有信心可以按时取得适当的融资以完成收购。

4.	Due Diligence. Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company. We would like to ask the board of directors of the Company to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing subject to a customary form of confidentiality agreement.

尽职调查。提供融资的各方将要求有一个及时的机会来对公司进行惯常的尽职调查。我们请求公司董事会提供该等尽职调查的条件并批准向债权融资或股权融资的提供方提供公司及其业务相关的保密信息（受制于惯常的保密协议）。

5.	Definitive Agreements. We are prepared to negotiate and finalize definitive agreements (the "Definitive Agreements") expeditiously. This proposal is subject to execution of the Definitive Agreements. These documents will include provisions typical for transactions of this type.

最终协议。我们已经准备好尽快进行谈判并达成最终协议（“最终协议”）。该提案受制于最终协议的签署。这些文件将包括该类型交易的典型条款。

6.	Confidentiality. The Buyer Group will, as required by law, promptly file a Schedule 13D. We are sure you will agree with us that it is in all of our interests to ensure that our discussions relating to the Acquisition proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

保密。买方集团将根据法律的要求即刻提交Schedule 13D备案。我们相信，在我们签署最终协议或终止就收购的讨论之前，各方以保密的方式开展对收购的讨论（法律另有要求的除外）是符合各方利益的。

7.	Process. We believe that the Acquisition will provide value to the Company's shareholders. We recognize of course that the Board will evaluate the proposed Acquisition independently before it can make its determination whether to endorse it. In considering the proposed Acquisition, you should be aware that we are interested only in acquiring the outstanding Shares that the Buyer Group does not already own, and that the Buyer Group does not intend to sell their stake in the Company to a third party.

程序。我们相信收购将给公司的股东带来价值。我们当然承认董事会将在决定是否赞同该收购前对该收购进行独立的评估。就该提议的收购，您应该知道我们只对收购买方集团尚未拥有的公司已发行股份感兴趣，买方集团并不计划出售其公司股份给第三方。

8.	No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding offer, agreement or commitment with respect to an Acquisition. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

没有约束力的承诺。本信函仅表明我们的初步意向，不构成有关收购的有约束力的要约、协议或承诺。该等承诺只在签署最终协议后产生，并且承诺的具体条款将在最终协议中约定。

In closing, each of us would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact any of us. We look forward to speaking with you.

最后，我们想表明我们同各方一起合作从而实现并尽快完成收购的承诺。如您对该提案有任何问题，请随时与我们联系。我们期待着与您沟通。

Sincerely,

此致，

Zhonghan (John) Deng

邓中翰

Zhaowei (Kevin) Jin

金兆玮